EXHIBIT 99.1

Jacada Selected by Leading American Telecom to Provide Real-Time Robotic Process Automation, Agent Guidance, and Desktop Unification

Thousands of contact center agents will benefit from Jacada’s ability to automate and improve agent processes while enhancing customer experience

ATLANTA, April 05, 2018 (GLOBE NEWSWIRE) -- Jacada, Inc. (OTC:JCDAF), provider of Autonomous CX solutions designed to automate customer service operations, reduce contact center size, and improve the customer experience, today announced that it has signed a material deal to provide enterprise customer service software solutions for one of the largest mobile telecommunications operators in America.

The telecommunications company has the need to efficiently access the applications of multiple cellular carriers and automate agents' repeated tasks. In this journey to provide a more autonomous customer experience, the operator deploys:

  Jacada Desktop Automation - Enabling real-time robotic process automation (RPA) that automates tasks while taking cues from the agent, application events, or business logic.
  Jacada Agent Guidance - Providing contact center agents with real-time guidance that is both interactive and intuitive so agents always know what, when, and how to respond to customer inquiries.
  Jacada Unified Agent Desktop - Empowering agents with the ability to rapidly and accurately fulfill customers’ needs at much lower average handling time while providing an improved experience for both the agent and the customer.

“Ultimately, providing excellent customer service is the goal of our customers. Jacada’s automation capabilities provide the contact center agent the freedom to focus more on human interaction with the customer rather than repetitive tasks or processes,” says Oren Shefler, Jacada VP of Sales, Americas. “Agent Guidance and Real-Time Robotic Process Automation are both a large part of our new Autonomous CX offering which, together with our best in class Unified Agent Desktop, provides our customers’ contact centers a shorter handling time while improving the customer experience.”

About Jacada

Jacada Inc. helps enterprises to significantly reduce costs of their customer service operations by deploying automation solutions and contextual bots. From guiding the contact center agents and automating their manual tasks to fully automated self-service solutions, Jacada automates interactions while improving customer experience. Our 27 years of experience in automating customer service processes for global enterprises, together with proven outcome-focused integration capabilities, enable worry-free deployments with lower Total Cost of Ownership. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Marketing Programs Manager
Jacada
770-776-2326
ljudge@jacada.com